JVM Securities, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statement
December 31, 2024

MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of JVM Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JVM Securities, LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of JVM Securities, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of JVM Securities, LLC's management. Our responsibility is to express an opinion on JVM Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JVM Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as JVM Securities, LLC's auditor since 2022.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 11, 2025

JVM SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

Assets

Cash	$278,641
Commissions Receivable- Related Parties	125,472
Accounts Receivable	5,223
Prepaid Expenses	2,198
Right of Use Asset	155,478
Total Assets	**$567,012**

Liabilities and Member's Equity

Liabilities

Commissions Payable	$55,791
Due to Related Party	66,440
Accrued Expenses	16,114
Lease Liability	170,317
Total Liabilities	308,662
Member's Equity	258,350
Total Liabilities and Member's Equity	**$567,012**

The accompanying notes are an integral part of this financial statement

JVM SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024

(1)   SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

Nature of Business

JVM Securities, LLC (the "Company") is a registered-broker dealer incorporated under the laws of the State of Delaware on April 6, 2017, maintaining its principal and only active office in Oak Brook, Illinois. On January 17, 2018, the Company became a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's primary business consists of the wholesaling and retailing of direct participating programs for which a related entity is the general manager.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting in accordance with the accounting principals generally accepted in the United States ("GAAP").

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company has placed cash with high quality banking institutions and may at times exceed federally insured limits of $250,000. As of December 31, 2024, the Company had cash deposits in one financial institution which did exceed federally insured limits. The Company believes that the risk of loss is minimal. To date, the Company has not experienced any losses related to cash deposits with financial institutions.

Revenue Recognition

Commission income is recognized on the closing date of the underlying transaction when evidence of an agreement exists, the price is fixed or determinable, collectability is reasonably assured, and the Company's performance obligations have been completed in accordance with the terms of its client agreement. Transaction-related costs are recorded as expenses in the same reporting period as the associated revenue. The company offers no guarantee, warranty or refunds.

Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023.

The Company operates as a single line of business as a securities broker-dealer, which is comprised of several classes of services, including wholesaler of private funds. The Company has identified its Managing Director as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment.

<u>Leases</u>

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company commenced a noncancelable operating lease for office space as of October 1, 2023. The Lease term is 5 years and 5 months with 5 months of abatement then a fixed monthly payment of $3,858, and expires February 28, 2029.   The Company recognized a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Operating Leases:

Right-of-Use Assets	$195,632
Accumulated Amortization	$ 40,154
Right-of-Use Assets, net	$155,478
Operating Lease Liability	$170,317

Maturities of lease liabilities at December 31, 2024 were as follows:

Year	Amount
2025	$46,300
2026	$46,300
2027	$46,300
2028	$46,300
2029	$7,717
Total Lease Payment	$192,917
Imputed interest	($22,600)
	$170,317

<u>Income Taxes</u>

Under provisions of the Internal Revenue Code and applicable state law, the Company is not directly subject to income taxes. The results of its operations are includable in the tax returns of its member. Therefore, no provision for income tax expense has been included in the accompanying financial statements.

The Company follows accounting rules for uncertain tax positions. These rules require financial statement recognition of the impact of the tax position if a position is more likely than not of being sustained on audit, based on the technical merits of the position. These rules also provide guidance on measurement, recognition, classification, interest and penalties, accounting in interim periods, transition and disclosure requirements for uncertain tax positions.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

<u>Advertising</u>

Advertising costs are charged to operations when incurred. Advertising and marketing expenses were $51,395 for the year ended December 31, 2024.

(2)   <u>RELATED PARTY TRANSACTIONS</u>

The Company has an expense-sharing agreement with JVM Realty Corporation (JVM), an affiliate of the Company. The Company agreed to lease and/or utilize facilities, equipment, personnel, and third-party services from JVM. On September 24, 2018, the agreement was amended and shall remain in effect unless terminated according to its terms. During the term, the Company is legally obligated to reimburse JVM for certain costs based upon the Company's pro-rata share of these costs, which include rental of facilities, telephone and systems support. The expense sharing agreement still exists, however the Company elected to pay its own expenses directly in 2024, therefore the amounts under this agreement totaled $0 for the year ended December 31, 2024. The Company also reimburses JVM Realty for expense paid on its behalf. As of December 31, 2024, $66,439 is due to JVM for such expenses.

The Company also has an expense-sharing agreement with JVM Management, Inc. (JVMM), an affiliate of the Company. JVMM provides payroll processing services to the Company under an agreement which will remain in effect until terminated. The Company is legally obligated to reimburse JVMM for payroll expenses during the term of the agreement. Such expenses totaled $463,851 in the year ending December 31, 2024.

The Company entered into Placement Agreements (the "PAs") with JVM Realty Apartment Fund 10, LP (F10) on January 15, 2024, with JVM Preferred Equity Fund, LLC, 2023 Series Class A 8.5% Preferred Equity Interests (Pref2023) on November 28, 2023 and with JVM Preferred Equity Fund, LLC, 2020 Series Class A 7% Preferred Equity Interests (Pref2020) on April 15, 2020. These

LPs and LLCs are related to the ultimate beneficial owner of the Company who is also a managing member of these LPs and LLCs. The terms of the PAs appoint the Company as a placement agent for the purpose of the placement of LP and LLC membership interests. Under the PAs with F10 the Company will receive commission fees of 3% of the amounts raised from investors introduced by the Company to F10. Under the PA with Pref2020 and Pref2023 the Company will receive commission fees of up to 0.6% of the amounts raised from investors introduced by the Company to Pref2020 and Pref2023. The Company earned commissions totaling $894,744 from the placement of interest in F1, Pref2020 and Pref2023 for the year ended December 31, 2024. Commissions receivable related to the placement of interest in F10, Pref2020 and Pref2023 were $125,472 as of December 31, 2024.

It is possible that the terms of the related parties are not the same as those that would result for transactions among wholly unrelated parties.

 (3)   NET CAPITAL

The Company is subject to a minimum net capital requirement of the greater of 6-2/3% of aggregate indebtedness or $5,000 under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate daily; however, as of December 31, 2024, the net capital ratio was 0.85 to 1 and the net capital was $181,248 which exceeded the required minimum net capital by $171,036.

(4)   SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements.

5 - Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2024.